EXHIBIT 99

MANAGEMENT’S RESPONSIBILITY FOR CONSOLIDATED FINANCIAL STATEMENTS

      Management of GSI Lumonics Inc. is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements were prepared by management in accordance with appropriately selected accounting principles generally accepted in the United States and Canada. Their preparation necessarily involves the use of management’s best estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information in the Annual Report is consistent with the consolidated financial statements.

      To discharge its responsibilities for financial reporting and safeguarding of assets, management believes that it has established appropriate systems of internal accounting control that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and reliable preparation of financial statements. Consistent with the concept of reasonable assurance, the company recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through a program of careful selection and training of personnel, and the adoption and communication of financial and other relevant policies, including a code of business conduct.

      The Board of Directors discharges its responsibilities for the consolidated financial statements primarily through the activities of its Audit Committee, which is composed solely of directors who are neither officers nor employees of the company. This committee meets quarterly with management and the company’s independent auditors to review performance and to discuss audit, internal control, accounting policy and financial reporting matters. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

      The consolidated financial statements have been audited by Ernst & Young LLP, which was appointed by the shareholders at the Annual General Meeting. Its report is presented on the following page.

/s/ CHARLES D. WINSTON Charles D. Winston, Director	/s/ RICHARD B. BLACK ----------------------------------------------------- Richard B. Black, Director

AUDITORS’ REPORT

To the Stockholders of

GSI Lumonics Inc.

      We have audited the consolidated balance sheets of GSI Lumonics Inc. as of December 31, 2003 and 2002 and the consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States and Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

      On February 23, 2004, we reported without reservation to the stockholders on the Company’s consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States.

Ottawa, Canada,	/s/ ERNST & YOUNG LLP
February 23, 2004	Chartered Accountants

GSI LUMONICS INC.

CONSOLIDATED BALANCE SHEETS

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

	As of December 31,

	2003	2002

ASSETS
Current
Cash and cash equivalents (note 12)	$64,035	$83,532
Short-term investments (note 12)	39,562	28,890
Accounts receivable, less allowance of $4,465 (2002 — $2,681) (notes 4 and 9)	53,040	33,793
Income taxes receivable	4,839	8,431
Inventories (note 3)	43,916	39,671
Future tax assets (note 8)	5,507	9,763
Other current assets (note 3)	8,048	4,969

Total current assets	218,947	209,049
Property, plant and equipment, net of accumulated depreciation of $53,045 (2002 — $51,372) (note 3)	53,092	27,306
Future tax assets (note 8)	6,642	7,443
Other assets (note 3)	2,297	3,360
Long-term investments (note 12)	3,743	37,303
Intangible assets, net of amortization of $9,438 (2002 — $7,798) (note 3)	22,628	8,042

	$307,349	$292,503

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$18,218	$9,235
Accrued compensation and benefits	7,424	6,523
Other accrued expenses (note 3)	18,451	20,845

Total current liabilities	44,093	36,603
Deferred compensation (note 5)	2,162	2,129

Total liabilities	46,255	38,732
Commitments and contingencies (note 11)
Stockholders’ equity (note 6)
Common shares, no par value; Authorized shares: unlimited; Issued and outstanding: 40,927,499 (2002 — 40,785,922)	238,202	237,403
Contributed surplus	1,433	1,433
Retained Earnings	9,872	8,286
Accumulated foreign currency translation adjustment	11,587	6,649

Total stockholders’ equity	261,094	253,771

	$307,349	$292,503

Approved by the Board of Directors /s/ CHARLES D. WINSTON Charles D. Winston, Director	/s/ RICHARD B. BLACK --------------------------------------------------- Richard B. Black, Director

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Canadian GAAP and in thousands
of U.S. dollars, except share amounts)

	Year Ended December 31,

	2003	2002	2001

Sales	$185,561	$159,070	$247,904
Cost of goods sold (note 10)	117,084	109,876	162,122

Gross profit	68,477	49,194	85,782
Operating expenses:
Research and development	13,895	19,724	24,182
Selling, general and administrative	49,263	56,724	74,904
Amortization of purchased intangibles	1,590	1,251	1,139
Restructuring (note 10)	3,228	6,448	2,930
Other (note 10)	831	(1,021)	(1,907)

Total operating expenses	68,807	83,126	101,248

Loss from operations	(330)	(33,932)	(15,466)
Gain (loss) on sale of assets and investments (note 2 and 10)	103	—	(4,809)
Interest income	1,886	2,744	5,084
Interest expense	(202)	(701)	(897)
Foreign exchange transaction gains (losses)	451	(825)	(175)
Other income (expense) (note 9)	—	(628)	—

Income (loss) before income taxes	1,908	(33,342)	(16,263)
Income tax provision (benefit) (note 8)	322	(5,881)	(4,750)

Net income (loss)	$1,586	$(27,461)	$(11,513)

Net income (loss) per common share:
Basic	$0.04	$(0.68)	$(0.29)
Diluted	$0.04	$(0.68)	$(0.29)
Weighted average common shares outstanding (000’s)	40,837	40,663	40,351
Weighted average common shares outstanding for diluted net loss per common share (000’s)	41,173	40,663	40,351

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Canadian GAAP and in thousands of U.S. dollars, except share amounts)

					Accumulated
					Foreign
	Capital Stock			Retained	Currency
			Contributed	Earnings	Translation
	# Shares	Amount	Surplus	(Deficit)	Adjustment

	(000’s)
Balance, December 31, 2000	40,163	$234,357		$47,260	$5,200
Net loss				(11,513)
Issuance of capital stock
— stock options	344	1,503
— employee stock purchase plan	51	334
Other	(2)	—
Tax benefit associated with stock options			$1,433
Translation loss on liquidation of a subsidiary, net of tax of $0					723
Foreign currency translation adjustments					(2,819)

Balance, December 31, 2001	40,556	236,194	1,433	35,747	3,104
Net loss				(27,461)
— stock options	133	648
— employee stock purchase plan	97	561
Foreign currency translation adjustments					3,545

Balance, December 31, 2002	40,786	237,403	1,433	8,286	6,649
Net income				1,586
— stock options	67	399
— employee stock purchase plan	74	400
Foreign currency translation adjustments					4,938

Balance, December 31, 2003	40,927	$238,202	$1,433	$9,872	$11,587

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Canadian GAAP and in thousands of U.S. dollars)

	Year Ended December 31,

	2003	2002	2001

Cash flows from operating activities:
Net income (loss) for the year	$1,586	$(27,461)	$(11,513)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Loss (gain) on sale of assets and investments	382	62	5,267
Translation loss on liquidation of a subsidiary	—	—	723
Reduction of long-lived assets	—	2,510	724
Depreciation and amortization	6,891	7,556	8,588
Future income taxes	48	7,367	8,992
Changes in current assets and liabilities:
Accounts receivable	(6,216)	9,356	47,083
Inventories	8,271	19,632	8,917
Other current assets	(1,047)	840	1,403
Accounts payable, accruals, and taxes (receivable) payable	11,912	(8,145)	(87,662)

Cash provided by (used in) operating activities	21,827	11,717	(17,478)

Cash flows from investing activities:
Acquisition of businesses, net of cash acquired (note 2)	(44,298)	—	—
Purchase of leased buildings (note 10)	(18,925)	—	—
Sale of assets and investments	847	—	45,822
Additions to property, plant and equipment, net	(2,699)	(2,952)	(8,639)
Proceeds from the sale and maturity of short-term and other investments	188,990	110,014	85,834
Purchase of short-term and other investments	(165,547)	(132,877)	(109,355)
Decrease (increase) in other assets	(23)	1,979	(1,219)

Cash provided by (used in) investing activities	(41,655)	(23,836)	12,443

Cash flows from financing activities:
Payments of bank indebtedness	—	(6,441)	(4,117)
Repayment of long-term debt	—	(3,000)	(4,000)
Issue of share capital (net of issue costs)	799	1,209	1,837

Cash provided by (used in) financing activities	799	(8,232)	(6,280)
Effect of exchange rates on cash and cash equivalents	(468)	924	416

Decrease in cash and cash equivalents	(19,497)	(19,427)	(10,899)
Cash and cash equivalents, beginning of year	83,532	102,959	113,858

Cash and cash equivalents, end of year	$64,035	$83,532	$102,959

The accompanying notes are an integral part of these financial statements.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2003
(Canadian GAAP and tabular amounts in thousands of U.S. dollars except share amounts)

1.	Significant Accounting Policies

Nature of operations

      We design, develop, manufacture and market components, lasers and laser-based advanced manufacturing systems as enabling tools for a wide range of applications. Our products allow customers to meet demanding manufacturing specifications, including device complexity and miniaturization, as well as advances in materials and process technology. Major markets for our products include the medical, automotive, semiconductor, and electronics industries. In addition, we sell our products and services to other markets such as light industrial and aerospace. The Company’s principal markets are in North America, Europe, Japan and Asia-Pacific.

Basis of presentation

      These consolidated financial statements have been prepared by the Company in United States (U.S.) dollars and in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

      Consolidated financial statements prepared in accordance with U.S. GAAP, in U.S. dollars, are made available to all shareholders, and filed with various regulatory authorities.

Basis of consolidation

      The consolidated financial statements include the accounts of GSI Lumonics Inc. and its wholly owned subsidiaries (the “Company”). Intercompany accounts and transactions are eliminated.

Comparative amounts

      Certain prior year amounts have been reclassified to conform to the current year presentation in the financial statements for the year ended December 31, 2003. These reclassifications had no effect on the previously reported results of operations or financial position.

Use of estimates

      The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

Cash equivalents

      Cash equivalents are investments held to maturity with original maturities of three months or less. Cash equivalents, consisting principally of commercial paper, short-term corporate debt, and banker’s acceptances, are stated at amortized cost, which approximates fair value. The Company does not believe it is exposed to any significant credit risk on its cash equivalents.

Investments

      Short-term, long-term and other investments consist principally of commercial paper, government debt, short-term corporate debt, and banker’s acceptances with original maturities greater than three months for

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

short-term investments and greater than twelve months for long-term investments. Investments are recorded at cost, which approximates estimated fair value based upon market quotes.

Inventories

      Inventories, which include materials and conversion costs, are stated at the lower of cost (primarily first-in, first-out) or market. Market is defined as replacement cost for raw materials and net realizable value for other inventories.

Property, plant and equipment

      Property, plant and equipment are stated at cost and the declining-balance and straight-line methods are used to determine depreciation and amortization over estimated useful lives. Estimated useful lives for buildings and improvements range from 2 to 39 years and for machinery and equipment from 1 to 15 years. Leasehold improvements are amortized over the lesser of their useful lives or the lease term, including option periods expected to be utilized. The Company reviews and evaluates the recoverability of property, plant and equipment on a periodic basis using undiscounted estimated future net cash flows from each property.

Intangible assets

      Intangibles assets include purchased trademarks and trade names, which are amortized on a straight-line basis over periods from three to fifteen years from the date of acquisition. Patents and purchased technology are stated at cost and are amortized on a straight-line basis over the expected life of the asset, up to 19 years. Customer relationships are stated at cost and are amortized on a straight-line basis over the expected life of the asset, up to 10 years.

Revenue recognition

      We recognize product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, risk of loss has passed to the customer and collection of the resulting receivable is probable. We design, market and sell our products as standard configurations. Accordingly, customer acceptance provisions for standard configurations are generally based on seller-specified criteria, which we demonstrate prior to shipment. Revenue on new products is deferred until we have established a track record of customer acceptance on these new products. When customer-specified objective criteria exist, revenue is deferred until customer acceptance if we cannot demonstrate the system meets these specifications prior to shipment. There are no significant obligations that remain after shipping other than normal warranty and some installation. Installation is usually a routine process without problems and the Company considers it to be inconsequential or perfunctory. The Company typically negotiates trade discounts and agreed terms in advance of order acceptance and records any such items as a reduction of revenue. The Company rarely has returns and/or price adjustments; credits for returns under warranty occur mostly in the Components segment, and are not frequent. Shipping and handling costs are normally borne by the customer and the Company’s normal practice is to ship “collect,” with no charge for shipping and handling on the invoice.

      Revenue associated with service or maintenance contracts is recognized ratably over the life of the contract, which is generally one year.

Product Warranty

      We generally warrant our products for a period of up to 12 months for material and labor to repair and service the system. A provision for the estimated cost related to warranty is recorded at the time revenue is recognized.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      Our estimate of costs to service the warranty obligations is based on historical experience and expectation of future conditions. To the extent we experience increased warranty claims or increased costs associated with servicing those claims, revisions to the estimated warranty liability would be made.

Stock based compensation

      The Company follows the disclosure requirements of CICA Handbook 3870. The Company continues to account for stock options granted to employees or employee options modified according to the intrinsic value method of accounting. Because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Any consideration paid by employees on the exercise of stock options is credited to capital stock at that time.

Research and product development expense

      Research costs are charged to expense as incurred. Development costs are charged to expense as incurred unless they meet generally accepted accounting criteria for deferral and amortization. Research and development costs are reduced by certain related non-refundable government assistance and investment tax credits

Foreign currency translation

      The Company’s operations having a functional currency other than the U.S. dollar are translated into U.S. dollars using the exchange rate in effect on the balance sheet date and revenues and expenses are translated at the average exchange rate in effect for the period. Exchange gains or losses on translation of the Company’s net investment in these operations are recorded as an adjustment to the accumulated foreign currency translation adjustment, a separate component of stockholders’ equity.

      Foreign exchange gains and losses on transactions occurring in a currency different than an operation’s functional currency are reflected in income except for gains and losses on derivative financial instruments used as hedges.

Derivative financial instruments

      The Company uses derivative instruments to reduce the impact of changes in foreign currency exchange rates relating to foreign currency denominated balance sheet items and sales. The Company does not enter into financial instruments for trading or speculative purposes.

      The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

      The Company uses foreign currency forward contracts and foreign currency swaps to fix the cash flow variable of local currency selling prices denominated in currencies other than the Company’s functional currency. Foreign currency gains and losses on these contracts are not recognized in the consolidated financial statements until the underlying transaction is recorded in net income (loss). At that time, the gains or losses on such derivatives are recorded in net income (loss) in foreign currency transaction gains (losses), as an adjustment to the underlying transaction.

      From time to time, the Company uses currency and interest rate swap contracts to manage foreign currency exposures and interest rate risk. Payments and receipts under such swap contracts are recognized as

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

adjustments to interest expense on a basis that matches them with the fluctuations in the interest receipts and payments under floating rate financial assets and liabilities.

      Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred and recognized in net income (loss) in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in net income (loss) immediately.

      Effective January 1, 2003, the Company removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

Income taxes

      The liability method is used to account for income taxes. Future tax assets and liabilities are recognized for tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantively enacted tax rates in effect for the year in which the differences are expected to be recovered or settled. A valuation allowance is established to reduce the future tax asset if it is “more likely than not” that the related tax benefits will not be realized in the future.

Earnings per share

      The treasury stock method is used to calculate diluted earnings per share and assumes any option proceeds would be used to purchase common shares at the average market price during the period.

Recent accounting pronouncements

Consolidation of Variable Interest Entities

      CICA has issued Accounting Guideline No. 15, Consolidation of Variable Interest Entities (“AcG-15”), which is substantially in line with FIN 46. AcG-15 sets out criteria for identifying variable interest entities (“VIEs”) and additional criteria for determining what entity, if any, should consolidate them. In general a VIE is an entity that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support activities. VIEs are evaluated for consolidation based on their variable interests, such as contractual, ownership or other interests that expose their holders to the risks and rewards of the VIE. In January 2004 the Accounting Standards Board (the Board) had suspended the effective dates for the disclosure requirements of AcG-15. The Board plans to issue an exposure draft as soon as possible, with a view to approving an amended Guideline that would be effective for periods beginning on or after November 1, 2004.

2.	Business Combinations and Divestitures

Purchases

      On May 2, 2003, the Company acquired the principal assets of the Encoder division of Dynamics Research Corporation (DRC), located in Wilmington, Massachusetts. The purchase price of $3.1 million was

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

comprised of $3.0 million in cash and $0.1 million in costs of the acquisition. The purchase price was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below.

Estimated Fair
Value at
Acquisition Date

(In millions)
Accounts receivable	$0.9
Inventories	1.1
Property, plant and equipment	0.2
Acquired technology	1.1
Accounts payable and other accrued expenses	(0.2)

Total purchase price	$3.1

      The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (approximately $1.1 million) is recorded as acquired technology to be amortized over its estimated useful life of four years. There was no goodwill associated with this acquisition. There was no purchased in process research and development included with this acquisition, therefore no amounts were written off to results of operations. The Company’s consolidated results of operations have included the Encoder division activity as of the closing date of May 2, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. The addition of the Encoder division assets represents the addition of technology and products that expand the Company’s offering of precision motion control components. The integration of the Encoder division into the Company’s Components Group in Billerica, Massachusetts was completed during the third quarter of 2003.

      The acquisition of the principal assets of Spectron Laser Systems Limited, a subsidiary of Lumenis Ltd (Spectron), located in Rugby, United Kingdom closed on May 7, 2003. The purchase price of approximately $6.4 million, subject to final adjustment, was comprised of $5.8 million in cash and $0.6 million in estimated costs of the acquisition. The purchase price allocation is not yet final, as the parties are negotiating certain purchase price adjustments, related primarily to inventory, and other indemnification claims submitted by the Company. The purchase price, which is subject to final adjustment, is allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition, as noted below.

Estimated Fair
Value at
Acquisition Date

(In millions)
Accounts receivable	$1.9
Inventories	3.0
Other current assets	0.1
Property, plant and equipment	0.5
Other investment	0.6
Acquired technology	1.8
Accounts payable and other accrued expenses	(1.5)

Total purchase price	$6.4

      The estimated excess of the purchase price over the fair value of net identifiable tangible assets acquired (1.1 million British pounds sterling or approximately $1.8 million) is recorded as acquired technology to be amortized over its estimated useful life of five years. There was no goodwill associated with this acquisition. There was no purchased in process research and development included with this acquisition, therefore no

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

amounts were written off to results of operations. The Company’s consolidated results of operations have included the Spectron activity as of the closing date of May 7, 2003. Pro forma results of operations have not been presented because the effects of the acquisition were not material to the Company. This acquisition adds both diode pumped laser solid state (DPSS) technology and products to the Company’s marketplace offerings, as well as expanded product lines in both lamp pumped (LPSS) and CO(2)-based technologies. The integration of this acquisition into the Company’s Laser Group in Rugby, United Kingdom was completed during the third quarter of 2003.

      On December 10, 2003, GSI Lumonics Corporation completed the purchase of the whole of the issued share capital of Westwind Air Bearings Inc. from FR Holdings Inc. and GSI Lumonics Limited completed the purchase of the whole of the issued share capital of Westwind Air Bearings Limited from Cobham Plc and Lockman Investments Limited. Both GSI Lumonics Corporation and GSI Lumonics Limited are wholly owned subsidiaries of GSI Lumonics Inc. The combined purchase price of $34.9 million was comprised of $33.7 million in cash, which is net of cash acquired of $2.6 million and $1.2 million in costs of the acquisition. The amount of the consideration was determined through arm’s length negotiations between the parties and was financed out of available cash and investments at hand. Subject to final adjustments, the purchase price was allocated to the assets and liabilities based upon their estimated fair value at the date of acquisition as noted below.

Estimated Fair
Value at
Acquisition Date

(In millions)
Accounts receivable	$7.7
Inventories	6.3
Other current assets	1.3
Property, plant and equipment	13.4
Intangible assets	12.6
Accounts payable and other accrued expenses	(6.2)
Deferred tax liability	(0.2)

Total purchase price	$34.9

      The estimated fair value of intangible assets acquired were recorded as follows:

	Estimated Fair
	Value at
	Acquisition	Estimated
	Date	Useful Life

	(In millions)	(In years)
Customer relationships	$5.3	10
Tradename	1.6	15
Acquired technology	5.7	8

Total intangible assets	$12.6

      There was no goodwill associated with this acquisition. There was no purchased in process research and development included with this acquisition, therefore no amounts were written off to results of operations. The Company’s consolidated results of operations have included Westwind activity as of the closing date of December 10, 2003. The addition of Westwind represents the addition of technology and products that expand the Company’s offering of enabling components to include high precision rotary motion technology using air

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

bearings. Pro forma results of operations, as if the purchase had occurred at the beginning of each fiscal period are presented below.

	Pro forma Combined
	Year Ended December 31,

	2003	2002

	(Unaudited)
Sales	$215,840	$182,230
Net loss	$6,331	$31,187

Net loss per common share: basic and diluted	$0.16	$0.77
Weighted average shares outstanding: basic and diluted	40,837	40,663

Divestitures

      On April 2, 2001, the Company completed the sale of operating assets of the Laserdyne and Custom Systems product lines for cash proceeds of approximately $7.3 million. Sales for these product lines were $3.0 million for the year ended December 31, 2001.

3.	Supplementary Balance Sheet Information

      The following tables provide the details of selected balance sheet items as at December 31:

Inventories

	2003	2002

Raw materials	$15,762	$16,380
Work-in-process	10,057	7,468
Finished goods	14,127	11,114
Demo inventory	3,970	4,709

Total inventories	$43,916	$39,671

Property, Plant and Equipment, net

	2003		2002

		Accumulated		Accumulated
	Cost	Depreciation	Cost	Depreciation

Land, buildings and improvements	$39,937	$(9,741)	$22,848	$(7,819)
Machinery and equipment	66,200	(43,304)	55,830	(43,553)

Total cost	106,137	$(53,045)	78,678	$(51,372)

Accumulated depreciation	(53,045)		(51,372)

Net property, plant and equipment	$53,092		$27,306

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

Other Assets

	2003	2002

Short term other assets:
Note receivable	$—	$563
Prepaid VAT and VAT receivable	2,404	1,193
Other prepaid expenses	2,465	1,772
Other current assets	3,179	1,441

Total	$8,048	$4,969

Long term other assets:
Deposits and other	$386	$425
Mortgage receivable	1,911	—
Facilities for sale (note 10)	—	2,935

Total	$2,297	$3,360

      The note receivable included in the December 31, 2002 bore interest at the prime rate and was receivable in quarterly installments of $0.3 million, ending in June 2003. During 2003, the Company recorded a reserve of approximately $0.6 million on the note receivable because of a default on the quarterly payment due in March 2003.

      At December 31, 2002, the Company had two facilities that were classified as available for sale. One was a 75,000 square foot facility in Kanata, Ontario and the other was a 17,000 square foot facility in Nepean, Ontario. Both of these facilities became available for sale in 2002, as a result of restructuring actions that occurred (Note 10). These buildings were recorded at their estimated fair market value at December 31, 2002 (approximately $2.2 million for the Kanata, Ontario property and $0.7 million for Nepean, Ontario). The Nepean facility was sold in the second quarter of 2003. The Kanata facility was sold in the fourth quarter of 2003. As part of the sale agreement for the Kanata property, the Company entered into an interest free mortgage agreement denominated in Canadian dollars with the purchaser. The mortgage receivable of $2.1 million (or Canadian $2.7 million) was discounted at a rate of 2.5% to a carrying value of $1.9 million. The principal is due November 30, 2006. This mortgage receivable is included in other assets at December 31, 2003.

      Intangible assets consist of the following:

	December 31, 2003		December 31, 2002

		Accumulated		Accumulated
	Cost	Amortization	Cost	Amortization

Patents and acquired technology	$20,083	$(4,615)	$11,017	$(2,975)
Customer relationships	5,442	—	—	—
Other intangibles assets	6,541	(4,823)	4,823	(4,823)

Total cost	32,066	$(9,438)	15,840	$(7,798)

Accumulated amortization	(9,438)		(7,798)

Net intangible assets	$22,628		$8,042

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

Other Accrued Expenses

	2003	2002

Accrued warranty	$4,571	$3,383
Deferred revenue	3,344	3,404
VAT payable	1,249	962
Accrued restructuring (note 10)	1,390	8,790
Unrealized loss on currency swap	1,466	—
Accrual for recourse receivable	1,306	1,354
Other	5,125	2,952

Total	$18,451	$20,845

Accrued Warranty

	Year Ended
	December 31,

	2003	2002

Balance at the beginning of the period	$3,383	$4,027
Charged to costs and expenses	4,047	5,624
Warranty accruals established as part of acquisitions	832
Use of provision	(3,825)	(6,358)
Foreign currency exchange rate changes	134	90

Balance at the end of the period	$4,571	$3,383

4.	Bank Indebtedness

      At December 31, 2003, the Company had no lines of credit but had two bank guarantees in Pounds Sterling and Euros with National Westminster Bank, or NatWest, and Deutsche Bank respectively, for a total amount of available credit of $0.2 million versus lines of credit and guarantees of $12.1 million at December 31, 2002. At December 31, 2002, the Company had an $8.0 million line of credit with Fleet that expired and was replaced with a pledge agreement on June 27, 2003 for $4.0 million, which is used to support the foreign currency swap contract. At December 31, 2003, pursuant to a security agreement between the Company and Fleet, marketable securities totaling $5.0 million had been pledged as collateral for the Fleet pledge agreement. NatWest provides a $0.1 million bank guarantee for letters of credit used for VAT and duty purposes in the United Kingdom. The Deutsche Bank guarantee of $0.1 is for our Munich, Germany office lease.

      At December 31, 2002, the Company had a line of credit with Canadian Imperial Bank of Commerce (CIBC) denominated in Canadian dollars for approximately U.S. $4.0 million. The Company reviewed this $4.0 million line of credit with CIBC and a decision to cancel the line of credit was conveyed to CIBC prior to December 31, 2002. By giving CIBC appropriate advance notice, the Company initiated its right to cancel the line of credit at any time at no cost, excluding breakage fees relating to the used and outstanding amounts under fixed loan instruments, which we were not material. The $4.0 million line of credit with CIBC was reduced by the end of the first quarter in 2003 to two letters of credit totaling $0.4 million, which were used to support the Company’s payroll and credit card programs. These two letters of credit were cancelled in the second quarter of 2003, thereby eliminating the CIBC line of credit.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

5.	Deferred Compensation

      Certain officers and employees have deferred payment of a portion of their compensation until termination of employment or later. Interest on the outstanding balance is credited quarterly at the prime rate, which averaged 4.1% during the year ended December 31, 2003 (2002 — 4.7%). The portion of deferred compensation estimated to be due within one year is included in accrued compensation and benefits.

6.	Stockholders’ Equity

Capital stock

      The authorized capital of the Company consists of an unlimited number of common shares without nominal or par value. During 2001, the Company reduced its common shares outstanding for 2,309 shares that were not claimed since the merger.

Net income (loss) per common share

      Basic income (loss) per common share was computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. For diluted income per common share, the denominator also includes dilutive outstanding stock options and warrants determined using the treasury stock method. As a result of the net losses for the years ended December 31, 2002 and 2001, the effect of converting options and warrants was antidilutive.

      Common and common equivalent share disclosures are:

	Year Ended December 31,

	2003	2002	2001

	(In thousands)
Weighted average common shares outstanding	40,837	40,663	40,351
Dilutive potential common shares	336	—	—

Diluted common shares	41,173	40,663	40,351

Options and warrants excluded from diluted income per common share as their effect would be antidilutive	2,686	3,676	3,633

Shareholder rights plan

      On April 12, 1999, the Board of Directors adopted a Shareholders Rights Plan (the “Plan”). Under this Plan one Right has been issued in respect of each common share outstanding as of that date and one Right has been and will be issued in respect of each common share issued thereafter. Under the Plan, each Right, when exercisable, entitles the holder to purchase from the Company one common share at the exercise price of Cdn$200, subject to adjustment and certain anti-dilution provisions (the “Exercise Price”). At the annual meeting of the shareholders held on May 9, 2002, the shareholders adopted a resolution to approve the continued existence of the Plan.

      The Rights are not exercisable and cannot be transferred separately from the common shares until the “Separation Time”, which is defined as the eighth business day (subject to extension by the Board) after the earlier of (a) the “Stock Acquisition Date” which is generally the first date of public announcement that a person or group of affiliated or associated persons (excluding certain persons and groups) has acquired beneficial ownership of 20% or more of the outstanding common shares, or (b) the date of commencement of, or first public announcement of the intent of any person or group of affiliated or associated persons to commence, a Take-over Bid. At such time as any person or group of affiliated or associated persons becomes an “Acquiring Person” (a “Flip-In Event”), each Right shall constitute the right to purchase from the

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

Company that number of common shares having an aggregate Market Price on the date of the Flip-In Event equal to twice the Exercise Price, for the Exercise Price (such Right being subject to anti-dilution adjustments).

      So long as the Rights are not transferable separately from the common shares, the Company will issue one Right with each new common share issued. The Rights could have certain anti-takeover effects, in that they would cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors.

Stock options

      In conjunction with the merger with General Scanning, Inc., the Company adopted outstanding options held by employees under nonqualified and incentive stock options plans of General Scanning, Inc. and issued 2,051,903 stock options of the Company in exchange. At December 31, 2003, options to purchase 597,180 shares of common stock remained outstanding under the assumed General Scanning, Inc. stock option plans. In addition, the Company adopted outstanding warrants for the purchase of common stock issued to non-employee members of the General Scanning, Inc. Board of Directors. The warrants are subject to vesting as determined by a committee of the Board of Directors at the date of grant and expire ten years from the date of grant. During the year ended December 31, 2003, none were granted, cancelled or exercised. At December 31, 2003, 51,186 warrants, of which all are exercisable, remain outstanding at prices ranging from $9.65 to $15.41 per share. The warrants are included in the stock option activity table in this note.

      Lumonics Inc. had three (3) stock option plans in existence for key employees and for directors prior to the merger with General Scanning, Inc., known as the May 1994 Executive Management Plan (“May 1994 Plan”), the September 1994 Key Employee and Director Plan (“September 1994 Plan”) and the 1995 Stock Option Plan (“1995 Option Plan”). Outstanding options under these three plans vest over periods of one to four years beginning on the date of grant. The options expire over a period of two to ten years beginning at the date of grant. With respect to the May 1994 Plan, a total of 700,000 options were authorized for issuance under the plan and at December 31, 2000, there were no options outstanding under the plan. With respect to the September 1994 Plan, a total of 1,094,000 options were authorized for issuance under the plan and at December 31, 2000, there were no options outstanding under the plan. All outstanding options under the May 1994 Plan and the September 1994 Plan expired on September 14, 2001. No additional options will be granted under the May 1994 Plan or the September 1994 Plan. With respect to the 1995 Option Plan, a total of 4,906,000 options have been authorized for issuance under the plan.

      The 1995 Option Plan referenced above, which was established in September 1995 by Lumonics Inc. for the benefit of employees (including contract employees), consultants, and directors of the Company, remained in place following the merger with General Scanning, Inc. in 1999 and as of the date of this Form 10-K, is the only Company stock option plan under which new options may be granted. Subject to the requirements of the 1995 Option Plan, the Compensation Committee or in lieu thereof, the Board of Directors, has the authority to select those directors, consultants, and employees to whom options will be granted, date of the grant, the number of options to be granted and other terms and conditions of the Options. The exercise price of options granted under the 1995 Option Plan must be equal to the closing price of the Company’s common shares on The Toronto Stock Exchange, or in lieu thereof, The NASDAQ Stock Market®, on the day immediately preceding the date of grant. The exercise period of each option is determined by the Compensation Committee but may not exceed 10 years from the date of grant. The 1995 Option Plan initially authorized the issuance of a maximum of 406,000 options to purchase common shares. This authorization was increased to: 1,906,000 on May 6, 1997, 2,906,000 on May 11, 1999, and 4,906,000 on May 8, 2000; with all such increases being approved by the shareholders. Currently, a maximum of 4,906,000 options to purchase common shares are permitted to be issued under the 1995 Option Plan. The Compensation Committee has the power to amend, modify, or terminate the 1995 Option Plan provided that optionee’s

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

rights are not materially adversely affected and subject to any approvals required under the applicable regulatory requirements. At December 31, 2003, 543,046 (2002 — 424,801) options were available for grant under the 1995 Option Plan.

      In July 1999, the Company offered employee option holders an exchange of one option for each two options outstanding with exercise prices over $9.00 or Cdn$13.32. Under this exchange 243,597 options with exercise price of $4.63 or Cdn$6.95 per share, the then-current market price of the stock, were granted with a new vesting schedule, and 487,194 options were cancelled. The Company is accounting for the replacement options as variable from July 1, 2000, in accordance with Financial Accounting Standard Board Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25, until the options are exercised, forfeited or expire unexercised.

		Weighted
		Average
	Options	Exercise
	(thousands)	Price

Outstanding at December 31, 2000	3,085	11.20
Granted	1,835	9.37
Exercised	(344)	4.38
Forfeited	(943)	12.61

Outstanding at December 31, 2001	3,633	10.45
Granted	736	8.58
Exercised	(133)	4.78
Forfeited	(560)	11.81

Outstanding at December 31, 2002	3,676	10.11
Granted	226	4.33
Exercised	(67)	5.95
Forfeited	(374)	10.88

Outstanding at December 31, 2003	3,461	$9.83

Exercisable at December 31, 2003	2,143	$10.35

      The following summarizes outstanding and exercisable options outstanding on December 31, 2003:

	Options Outstanding			Exercisable Options

	Number	Weighted	Weighted	Number of	Weighted
	of	Average	Average	Options	Average
Range of	Options	Remaining	Exercise	Exercisable	Exercise
Exercise Prices	(000’s)	Life	Price	(000’s)	Price

$ 1.75 to $ 4.38	537	3.2 years	$4.30	335	$4.30
$ 4.45 to $ 8.22	452	3.4 years	$5.45	364	$5.09
$ 8.35 to $ 8.90	445	4.1 years	$8.42	128	$8.47
$ 8.93 to $ 8.93	818	3.3 years	$8.93	408	$8.93
$ 8.98 to $14.66	679	4.0 years	$12.05	485	$12.84
$15.06 to $22.13	530	2.9 years	$18.90	423	$18.76

	3,461			2,143

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      Options outstanding include 151,384 options denominated in Canadian dollars with a weighted average exercise price of $16.11 Canadian.

Employee Stock Purchase Plan

      At the Annual General Meeting of Stockholders on May 8, 2001, the Stockholders approved the adoption of the Employee Stock Purchase Plan (the “Purchase Plan”). A total of 300,000 common shares have been reserved for issuance under the Purchase Plan. The Company will make open market purchases and/or issue treasury common shares to satisfy employee subscriptions under the Purchase Plan. Under the terms of the Purchase Plan, employees can choose to have up to 7% of their base earnings withheld to purchase the Company’s common shares. The Purchase Plan provides for consecutive offering periods during which payroll deductions may be accumulated for the purchase of common shares. The initial offering period commenced on July 1, 2001 and ended on December 31, 2001. Thereafter, each offering period continues for a period of six months following commencement, as determined by the Compensation Committee. The purchase price per share at which shares will be sold in an offering period under the Purchase Plan is the lower of 85% of the Fair Market Value of a common share at the beginning of the offering period or 85% of the Fair Market Value of a common share at the end of the offering period. Fair Market Value, as defined by the Purchase Plan, is the weighted average sale price of the shares for the five (5) day period preceding the grant date and the exercise date. During the two offerings in the period ended December 31, 2003, 74,379 shares were issued under the Purchase Plan at an average cost of $5.38 per share and for the two offerings in the period ended December 31, 2002, 95,269 shares were issued under the Purchase Plan at an average cost of $5.89 per share.

Pro forma stock based compensation

      Had compensation cost for the Company’s stock option plans and employee stock purchase plan been determined using a Black-Scholes option-pricing model, including options granted in prior years on a retroactive basis, the Company’s net income (loss) and earnings per share would have been adjusted to the pro forma amounts below.

	2003	2002	2001

Net income (loss):
As reported	$1,586	$(27,461)	$(11,513)
Pro forma	$(1,120)	$(31,073)	$(14,647)
Basic net income (loss) per share:
As reported	$0.04	$(0.68)	$(0.29)
Pro forma	$(0.03)	$(0.76)	$(0.36)
Diluted income (loss) per share:
As reported	$0.04	$(0.68)	$(0.29)
Pro forma	$(0.03)	$(0.76)	$(0.36)

      The fair value of options was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

	2003	2002	2001

Risk-free interest rate	1.9%	3.1%	4.1%
Expected dividend yield	—	—	—
Expected life from grant date	4.0 years	4.0 years	4.0 years
Expected volatility	62%	67%	70%
Weighted average fair value per share	$2.56	$5.27	$4.82

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      The fair value of the employees’ purchase rights under the employee stock purchase plan was estimated using the Black-Scholes option-model with the following assumptions: dividend yield of nil (2002 and 2001 — nil); an expected life of 6 months (2002 and 2001 — 6 months); expected volatility of 60% (2002 — 67%, 2001 — 70%); and risk-free interest rate of 1.1% (2002 — 1.75%, 2001 — 3.45%). The weighted-average fair value of those purchase rights granted in 2003 was $2.27 (2001 — $3.71, 2001 — $2.98).

7.	Employee Benefit Plans

Defined Benefit Pension Plan

      The Company’s subsidiary in the United Kingdom maintains a pension plan, known as the GSI Lumonics Ltd. United Kingdom Pension Scheme Retirement Savings Plan. The plan has two components: the Final Salary Plan, which is a defined benefit plan, and the Retirement Savings Plan, which is a defined contribution plan. Effective April 1997, membership to the Final Salary Plan was closed. Benefits under this plan were based on the employees’ years of service and compensation. In December 2002, the Company notified plan participants that it no longer wanted to sponsor the final salary plan. After a consultation period, the curtailment of the plan was effective June 1, 2003, after which no additional benefits accrue to the participants. The Company continues to follow its funding policy to fund pensions and other benefits based on widely used actuarial methods as permitted by regulatory authorities. The funded amounts reflect actuarial assumptions regarding compensation, interest and other projections. The assets of this plan consist primarily of equity and fixed income securities of U.K. and foreign issuers.

      Pension and other benefit costs reflected in the consolidated statements of operations are based on the projected benefit method of valuation. Within the consolidated balance sheet, pension plan benefit liabilities are included in accrued compensation and benefits.

      The net periodic pension cost for the defined benefit pension plan was determined as follows:

	2003	2002	2001

Service cost — benefits earned	$81	$216	$393
Interest cost on projected plan benefits	931	837	827
Premiums and expenses	200	135	151
Expected return on plan assets	(671)	(814)	(873)
Recognized losses	183	—	—

Net Periodic Pension Cost	$724	$374	$498

      The assumptions used to develop the actuarial present value of the accrued pension benefits (obligations) were as follows:

	2003	2002

Discount Rate	6.5%	6.0%
Rate of Compensation Increase	—	3.0%
Rate of Inflation	2.75%	2.25%
Long-Term Rate of Return on Plan Assets	6.5%	7.0%

      The estimates are based on actuarially computed best estimates of pension asset long-term rates of return and long-term rate of obligation escalation. Variances between these estimates and actual experience are amortized over the employees’ average remaining service life.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      The plan is undergoing an actuarial valuation as of November 30, 2003, which is not yet complete. The most recent actuarial valuation of the plan was performed as at November 30, 2000. The extrapolation as at December 31 indicates the actuarial present value of the pension benefit obligation; the net assets available to provide for these benefits, at market value; and the funded status of the plan were as follows:

	2003	2002

Change in benefit obligation:
Projected benefit obligation at beginning of year	$16,116	$11,633
Service cost	81	216
Interest cost	931	837
Plan participants’ contributions	38	158
Actuarial changes in assumptions and experience	(2,261)	2,205
Benefits paid	(330)	(278)
Gain on curtailment of the plan	(814)	—
Foreign currency exchange rate changes	1,570	1,345

Projected benefit obligation at end of year	$15,331	$16,116

Change in plan assets:
Market value of plan assets at beginning of year	$11,080	$11,270
Actual return on plan assets	916	(1,642)
Employer contributions	146	625
Plan participants’ contributions	38	158
Benefits paid	(330)	(278)
Foreign currency exchange rate changes	1,269	1,029
Other	(153)	(82)

Market value of plan assets at end of year	$12,966	$11,080

Funded Status and Net Amounts Recognized:
Excess of projected benefit obligation over plan assets	$2,365	$5,036
Unrecognized actuarial gain (loss)	(1,553)	(4,823)

Net amount recognized	$812	$213

Defined Contribution Plans

      The Company has defined contribution employee savings plans in Canada, the United Kingdom, and the United States. In the United States, the provisions of Section 401(k) of the Internal Revenue Code under which its United States employees may make contributions govern the plan. The Company matches the contributions of participating employees on the basis of percentages specified in each plan. Company matching contributions to the plans were $1.6 million in 2003 (2002 — $1.9 million; 2001 — $2.4 million).

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

8.	Income Taxes

	2003	2002	2001

	(In millions of $)
Loss from continuing operations before income taxes:
Canadian	$(1,251)	$(16,746)	$(12,753)
International	3,159	(16,596)	(3,510)

Total	$1,908	$(33,342)	$(16,263)

      Details of the income tax provision (benefit) are as follows:

	2003	2002	2001

Current
Canadian	$640	$(2,676)	$(855)
International	(366)	(10,572)	(12,887)

	274	(13,248)	(13,742)
Deferred
Canadian	(3,834)	1,942	(1,123)
International	3,882	5,425	10,115

	48	7,367	8,992

Income tax provision (benefit)	$322	$(5,881)	$(4,750)

      The income tax provision (benefit) reported differs from the amounts computed by applying the Canadian rate to income (loss) before income taxes. The reasons for this difference and the related tax effects are as follows:

	2003	2002	2001

Expected Canadian tax rate	37%	38.6%	41.7%
Expected income tax provision (benefit)	$706	$(12,870)	$(6,782)
Non-deductible expenses	(55)	195	3,265
International tax rate differences	90	(162)	(979)
Change in valuation allowance	759	9,791	1,012
Losses and temporary differences the benefit of which has not been recognized	1,437	(2,674)	(1,763)
Previously unrecognized losses and temporary differences	(2,662)	—	—
Other items	47	(161)	497

Reported income tax provision (benefit)	$322	$(5,881)	$(4,750)

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      Deferred income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and tax reporting purposes. Significant components of the Company’s deferred tax assets and liabilities as at December 31 are as follows:

	2003	2002

Future tax assets
Operating tax loss carryforwards	$19,109	$18,943
Compensation related deductions	1,854	1,769
Tax credits	6,505	4,990
Restructuring and other accrued liabilities	5,335	5,092
Deferred revenue	834	543
Inventory	1,565	4,397
Tax effect of UK pension liability	244	—
Book and tax differences on fixed assets	(1,886)	247
Intangibles	2,262	3,886
Share issue costs	322	575

Total deferred tax assets	36,144	40,442
Valuation allowance for deferred tax assets	(23,995)	(23,236)

Net deferred tax assets	12,149	17,206

Allocated as follows:
Net deferred income tax asset — short-term	5,507	9,763
Net deferred income tax asset — long-term	6,642	7,443

Net deferred income tax asset	$12,149	$17,206

      The Company recorded a tax provision of $322,000 during the 2003 fiscal year.

      In the fourth quarter of fiscal 2003 we reversed a $3 million valuation allowance for a jurisdiction because sufficient positive evidence exists, including tax-planning strategies, to support its reversal. We also reversed a $7.3 million valuation allowance provided in previous years for a jurisdiction because sufficient positive evidence exists to conclude it is more likely than not to be realized and we established a $12 million valuation allowance against deferred tax assets in a jurisdiction based on judgment, including consideration of historical losses and projections of future profits with substantially more weight being placed on recent losses than any projections of future profitability. We also recorded a $2.7 million reversal of accrued income tax liabilities resulting from management’s analysis of these accruals.

      The Company has provided a valuation allowance of $24.0 million against losses in the parent company and subsidiaries with an inconsistent history of taxable income and losses due to the uncertainty of their realization. In addition, the Company has provided a valuation allowance on foreign tax credits, due to the uncertainty of generating foreign earned income to claim the tax credits. The Company believes it is more likely than not that the remaining deferred tax assets will be realized principally through future taxable income and carry backs to taxable income in prior years and tax planning strategies. If actual results differ from those expected, or if we do not achieve profitability, we may be required to increase the valuation allowance on our tax assets by taking a charge to the consolidated statements of operations, which may have a material adverse effect on our results of operations. The Company is always subject to audit by tax authorities and has accrued for probable expenses. Actual assessments may differ materially from amounts accrued.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      As at December 31, 2003, the Company had loss carry forwards of approximately $58.5 million available to reduce future years’ income for tax purposes. Of this amount, approximately $1.8 million expires between in years up to 2006, $13.6 million expires in 2007, $13.7 million expires between 2020 and 2022 and $29.4 million can be carried forward indefinitely.

      Undistributed earnings of the Company’s foreign subsidiaries amounted to approximately $50.5 million at December 31, 2003. The Company has not recorded a provision for withholding tax on undistributed earnings of foreign subsidiaries, as the Company currently has no plans to repatriate those earnings. Determination of the amount of unrecognized deferred tax liabilities is not practicable because of the complexities associated with its hypothetical calculation.

      Income taxes paid during 2003 were $1.4 million (2002 — $1.7 million; 2001 — $33.3 million).

9.	Related Party Transactions

      The Company recorded $4.8 million as sales revenue from Sumitomo Heavy Industries Ltd., a significant shareholder in the year ended December 31, 2003 (2002 — $2.3 million; 2001 — $4.2 million) at amounts and terms approximately equivalent to third party transactions. Receivables from Sumitomo Heavy Industries Ltd. of $1.3 million and $0.5 million as at December 31, 2003 and 2002, respectively, are included in accounts receivable on the balance sheet.

      On February 23, 2000, the Company entered into an agreement with V2Air LLC relating to the use of V2Air LLC’s aircraft for Company purposes. The V2Air LLC is owned by the Company’s President and Chief Executive Officer, Charles D. Winston. Pursuant to the terms of such agreement, the Company is required to reimburse the V2Air LLC for certain expenses associated with the use of the aircraft for Company business travel. During year ended December 31, 2003, the Company reimbursed V2Air LLC approximately $131,000 (2002 — $145,000 and 2001 — $150,000) under the terms of such Agreement.

      In January of 2001, the Company made an investment of $2 million in a technology fund managed by OpNet Partners, L.P. During 2002, the Company received a cash distribution (return of capital) from OpNet Partners in the amount of $1.4 million. In the second quarter of 2002, the Company wrote-down the investment by $0.2 million to its estimated fair market value and wrote-off the remainder of the investment ($0.4 million) in the fourth quarter of 2002. Richard B. Black, a member of the Company’s Board of Directors, is a General Partner of OpNet Partners, L.P.

      On April 26, 2002, the Company entered into an agreement with Photoniko, Inc, a private photonics company in which one of the Company’s directors, Richard B. Black, was a director and stock option holder. As of August 16, 2002, Mr. Black was no longer a director or stock option holder of Photoniko, Inc. Under the agreement, the Company provided a non-interest bearing unsecured loan of $75,000 to Photoniko, Inc. to fund designated business activities at Photoniko, Inc. in exchange for an exclusive 90 day period to evaluate potential strategic alliances. In accordance with the terms of the agreement and the promissory note which was signed by Photoniko, Inc. on April 26, 2002, the loan was to be repaid in full to the Company no later than August 28, 2002, but still remains outstanding. The Company has provided a full reserve for this receivable.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

10.	Restructuring and other

	Year Ended December 31,

	2003	2002	2001

Restructuring charges	$3,392	$6,448	$3,380
Reversal of restructuring charges	(164)	—	(450)

Total restructuring charges	3,228	6,448	2,930

Other — royalties	(217)	(276)	(348)
Other — write-off of notes receivable	563	—	—
Other — write-off of unused fixed assets	485	—	—
Other — legal settlements	—	(745)	(1,559)

Total other	$831	$(1,021)	$(1,907)

     Restructuring charges

      Several significant markets for our products had been in severe decline from 2000 through early 2003. Our sales of systems for semiconductor and electronics applications and precision optics for telecommunications declined. From 2000 through 2002, the Company faced a 57% decline in revenues and responded by streamlining operations to reduce fixed costs.

     2000

      During fiscal 2000, the Company took total restructuring charges of $14.5 million, $12.5 million of which resulted from the Company’s determination to exit the high powered laser product line that was produced in its Rugby, United Kingdom facility. The $12.5 million charge consisted of: $1.0 million to accrue employee severance for approximately 50 employees; $3.8 million for reduction and elimination of the Company’s United Kingdom operation and worldwide distribution system related to high power laser systems; and $7.7 million for excess capacity at three leased facilities in the United States and Germany where high power laser systems operations were conducted. The provisions for lease costs at our Livonia and Farmington Hills, Michigan facilities and in Germany related primarily to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. Additionally, for our Farmington Hills, Michigan and Maple Grove, Minnesota facilities, we accrued an anticipated loss on our contractual obligations to guarantee the value of the buildings. This charge was estimated as the excess of our cost to purchase the buildings over their estimated fair market value. The Company also recorded a non-cash write-down of land and building in the United Kingdom of $2.0 million, based on market assessments at to the net realizable value of the facility. In addition, the Company recorded in cost of goods sold a reserve of $8.5 million for raw materials, work-in-process, equipment, parts and demo equipment inventory that related to the high power laser product line in its Rugby, United Kingdom facility and other locations that supported this product line.

      Also during fiscal 2000, the Company reversed a provision of $5.0 million originally recorded at the time of the 1999 merger of General Scanning, Inc. and Lumonics Inc. At the time the $5.0 million provision was recorded, the Company intended to close its Rugby, United Kingdom facility and transfer those manufacturing activities to its Kanata, Ontario facility. As plans evolved, the Company realized that it would cost too much to move the manufacturing and decided to not go through with its original plan. Thus, the Company reversed the $5.0 million that had initially been recorded for this proposed restructuring.

      Cumulative cash payments of $12.0 million, a reversal of $0.5 million recorded in the fourth quarter of 2001 for anticipated restructuring costs that will not be incurred and a non-cash draw-down of $2.0 million

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

have been applied against the total fiscal 2000 provision of $14.5 million, resulting in no remaining balance at December 31, 2003. All actions relating to the 2000 restructuring charge have been completed. The Company paid the $6.0 million loss accrual remaining at December 31, 2002 in connection with the purchase of the Farmington Hills, Michigan and the Maple Grove, Minnesota facilities. The properties, which had been under leases until June 2003, were purchased for $18.9 million, but had an estimated market value of $12.5 million. The difference between the purchase price and estimated market value had been provided for as restructuring losses in 2000 ($6.0 million), in 2002 ($0.1 million) and 2003 ($0.3 million). The Farmington Hills, Michigan facility is being used and was recorded in property, plant and equipment at a cost of $6.1 million during the second quarter of 2003 and the Maple Grove, Minnesota facility had initially been held for sale and was included in other assets, but effective December 31, 2003 the value of $6.4 million was reclassified as property, plant and equipment because it is no longer expected that the building will be sold within one year. No adjustment to the carrying value was required.

     2001

      In the fourth quarter of fiscal 2001, to further reduce capacity in response to declining sales, the Company determined that the remaining functions located in its Farmington Hills, Michigan facility should be integrated with its Wilmington, Massachusetts facility and that its Oxnard, California facility should be closed. In addition, the Company determined to integrate its Bedford, Massachusetts facility with its Billerica, Massachusetts manufacturing facility. The Company took total restructuring charges of $3.4 million. The $3.4 million charge consisted of $0.9 million to accrue employee severance for approximately 35 employees at the Farmington Hills, Michigan and Oxnard, California locations; $1.8 million for excess capacity at five leased locations in the United States, Canada and Germany; and $0.7 million for a write-down of leasehold improvements and certain equipment associated with the exiting of leased facilities located in Bedford, Massachusetts. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The expected effects of the restructuring were to better align our ongoing expenses and cash flows in light of reduced sales.

      Cumulative cash draw-downs of approximately $2.6 million and non-cash draw-downs of $0.7 million have been applied against the provision, resulting in a remaining provision balance of $0.1 million as at December 31, 2003. The restructuring is complete, except for costs that are expected to be paid on the leased facilities in Munich, Germany (lease expiration January 2013), Oxnard, California (expected payment March 2003) and Nepean , Ontario (lease expiration January 2006).

     2002

      Two major restructuring plans were initiated in 2002, as the Company continued to adapt to a lower level of sales. In the first quarter of 2002, the Company made a determination to reduce fixed costs by transferring manufacturing operations at its Kanata, Ontario facility to other manufacturing facilities. Associated with this decision, the Company incurred restructuring costs in the first, second, and fourth quarters of 2002. At this time, the Company believes that all costs associated with the closure of this facility have been recorded, as noted below.

      During the first quarter of 2002, the Company consolidated its electronics systems business from its facility in Kanata, Ontario into the Company’s existing systems manufacturing facility in Wilmington, Massachusetts and transferred its laser business from the Company’s Kanata, Ontario facility to its existing facility in Rugby, United Kingdom. In addition, the Company closed its Kanata, Ontario facility. The Company took a total restructuring charge of $2.7 million related to these activities in the first quarter of 2002. The $2.7 million charge consisted of $2.2 million to accrue employee severance and benefits for approximately 90 employees; $0.3 million for the write-off of furniture, equipment and system software; and $0.2 million for plant closure and other related costs. Future expense and cash outflow associated with 90 employees, whose

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

employment was terminated, will be avoided, improving income before tax and cash flow by approximately $1.2 million per quarter. During the second quarter of fiscal 2002, the Company recorded additional restructuring charges of $1.4 million related to cancellation fees on contractual obligations of $0.3 million, a write-down of land and building in Kanata, Ontario and Rugby, United Kingdom of $0.8 million, and also leased facility costs of $0.3 million at the Farmington Hills, Michigan and Oxnard, California locations. The lease costs primarily related to future contractual obligations under operating leases, net of expected sublease revenue on leases that the Company cannot terminate. The write-downs of the building brought the properties offered for sale in line with market values and the recording of these write-downs had no effect on cash.

      The second major restructuring action in 2002 was the redirection of the Company’s precision optics operations in Nepean, Ontario away from optical telecommunications and into its custom optics business as a result of the telecom industry’s severe downturn. The Company reduced capacity at the Nepean, Ontario facility and recorded a pre-tax restructuring charge of $2.3 million in the fourth quarter of 2002, which included $0.6 million to accrue employee severance and benefits for approximately 41 employees. Future expense and cash outflow associated with 41 employees, whose employment was terminated, will be avoided, improving quarterly income before tax and cash flow by approximately $0.5 million per quarter. The Company also wrote-off approximately $0.2 million of excess fixed assets and wrote-down one of the Nepean, Ontario buildings by $0.2 million to its estimated fair market value. Additionally, the Company continued to evaluate accruals made in prior restructurings and we recorded charges of approximately $0.8 million for an adjustment to earlier provisions for leased facilities in the United States and Germany. Specifically, the $0.8 million in adjustments in the fourth quarter of 2002 related to earlier provisions for the leased facilities in Munich, Germany, Maple Grove, Minnesota and Farmington Hills, Michigan. Management had originally estimated a restructuring reserve of $0.5 million based upon the assumption that the Munich, Germany facility would be subleased in 2003. Instead, the market for commercial real estate in Munich, Germany declined further making recovery of the lease rate less likely. Therefore, an additional provision of $0.5 million was recorded to cover a longer anticipated time to sublease the space and to reflect a sublease at less than our existing lease rates. The Maple Grove, Minnesota facility had been subleased through January 2003. Management had anticipated finding a buyer for this building by January 2003, exercising of the option to purchase the building and not paying the remaining lease costs. As this did not happen, the contractual lease costs through the end of the lease in June 2003 of $0.2 million were accrued. The Farmington Hills, Michigan facility, also, was not sold by the end of 2002, so the costs for the unused space through the end of the lease in June 2003 of $0.1 million were accrued. The Company also took a further write-down of $0.3 million on the buildings in Kanata, Ontario and Rugby, United Kingdom and a $0.1 million write-off for fixed assets in Kanata, Ontario and a $0.1 million write-down to estimated fair value for the Maple Grove, Minnesota and Farmington Hills, Michigan facilities.

      At December 31, 2002, the net book value of two facilities, one in Kanata, Ontario and the other in Nepean, Ontario, were classified as held for sale and included in other assets. The Nepean, Ontario facility was sold in the second quarter of 2003 for a gain of $64,000 included in gain on sale of assets. The Company sold the Kanata, Ontario property during the fourth quarter of 2003 for a gain of $39,000 included in gain on sale of assets. Because the selling price for the Kanata facility was less than the net book value, the Company took restructuring charges of $0.1 million in the second quarter of 2003 and an additional charge of $0.2 million in the third quarter of 2003.

      Cumulative cash payments of approximately $4.1 million and non-cash draw-downs of $1.8 million have been applied against the provisions taken in 2002, resulting in a remaining provision balance of $0.5 million at December 31, 2003. For severance related costs associated with these two restructuring actions, the actions are complete and the Company does not anticipate taking additional restructuring charges and has finalized payment in 2003. The Company will continue to evaluate the fair value of the buildings and fixed assets that were written down. The restructuring accrual is expected to be completely utilized during January 2013 at the end of the lease term for the Munich, Germany facility. The Company estimated the restructuring charge for

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

the Munich, Germany facility based on contractual payments required on the lease for the unused space, less what is expected to be received for subleasing. Because this is a long-term lease that extends until 2013, the Company will draw-down the amount accrued over the life of the lease. Future sublease market conditions may require the Company to make further adjustments to this restructuring reserve.

      The result of this restructuring activity was the establishment of our three new primary business segments: Components Group, Laser Group and Laser Systems Group. In addition, it also provided improved working capital management, which substantially reduced investment in receivables and inventories.

     2003

      To align the distribution and service groups with our business segments, in the first quarter of 2003 the Company commenced a restructuring plan that is expected to significantly reduce these operations around the world and to consolidate these functions at the Company’s manufacturing facilities. As part of this plan, the Company provided for severance and termination benefits of approximately $0.6 million for 22 employees in Germany, France, Italy and Belgium in the first quarter of 2003. Under EIC 134, if an employee continues to work beyond a minimum period of time after their notification, then their termination benefits are to be accrued over the period that they continue to work. During the second quarter of 2003, the Company took additional restructuring charges of $0.4 million for the severance and termination benefits associated with the restructuring actions taken in the first quarter, as a result of employees working beyond a minimum period as required by EIC 134.

      As a continuation of the restructuring plan initiated in the first quarter of 2003 to reduce our distribution and service groups, during the second quarter of 2003 the Company further reduced its European operations, including terminating an additional 10 employees in Europe and closing its Paris, France office. Also, the Company closed its office in Hong Kong and terminated 7 employees from that location. Additionally, the Company terminated 8 employees in other offices in Asia Pacific. Associated with these actions taken in the second quarter of 2003, the Company recorded restructuring charges of $0.8 million consisting of severance and termination benefits of $0.6 million, and lease and contract termination charges of $0.2 million. In the third quarter of 2003, the Company incurred restructuring charges of $0.1 million for the closing of offices in Asia Pacific.

      As the Company has retained certain employees to help with the transition of work beyond the minimum periods specified in EIC 134, the Company accrued additional termination and severance benefits for these employees of approximately $0.1 million during the third quarter of 2003, as a result of the actions taken in the first and second quarters of 2003. Additionally, during the third quarter of 2003 the Company reversed restructuring expense of approximately $0.1 million for severance costs accrued in prior quarters that will not be incurred. In the fourth quarter of 2003, the Company incurred less than $0.1 million for additional severance and termination benefits associated with the European restructuring plan.

      Although the Company does not report restructuring by segment, EIC 134 requires disclosure of restructuring activities by segment. The alignment of the service and distribution groups described above is primarily related to our Laser Systems segment. Total costs incurred, net of $0.1 million in reversals noted above, were $1.9 million. All costs were incurred during 2003, and it is not anticipated that there will be any additional charges for this restructuring initiative.

      As part of its review of the restructuring actions taken in prior years, during the second quarter of 2003 the Company took an additional $0.3 million restructuring charge for the anticipated loss on the market value of the Farmington Hills, Michigan and Maple Grove, Minnesota facilities, on which the Company first took a restructuring charge in 2000, as noted above. Also, the Company took an additional charge of $0.1 million in the second quarter of 2003 and a charge of $0.2 million in the third quarter of 2003 to write-down the net book value of the Kanata, Ontario facility to its estimated fair market value. The Company had previously written

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

down the Kanata, Ontario facility in 2002, as noted above. In the fourth quarter of 2003, the Company recorded an additional restructuring provision of $0.7 million for the Munich, Germany facility. This additional charge was necessary in light of the continued decline in the commercial real estate lease rates in that market as compared to our lease rate and the longer time anticipated to find a subtenant. The Company has taken charges on this Munich facility in 2000, 2001, 2002 and 2003 totaling $1.7 million. The lease on the Munich office continues through January 2013. As the commercial real estate market is difficult to predict, the Company will continue to evaluate the restructuring accrual associated with the Munich office and will adjust the provisions as required.

      Cumulative cash payments of approximately $1.8 million and non-cash draw-downs of $0.7 million and reversal of expense of $0.1 million have been applied against the provisions taken in 2003, resulting in a remaining provision balance of $0.8 million as at December 31, 2003, which is primarily related to the accrual on the Munich office.

      The following table summarizes changes in the restructuring provision.

	Severance	Facilities	Other	Total

		(In millions)
Provision at December 31, 2000	$1.2	$8.3	$3.8	$13.3
Charges during 2001	0.9	2.5	—	3.4
Cash payments 2001	(1.2)	(1.6)	(3.8)	(6.6)
Reversals during 2001	—	(0.5)	—	(0.5)
Non-cash draw-down 2001	—	(0.7)	—	(0.7)

Provision at December 31, 2001	0.9	8.0	—	8.9
Charges during 2002	2.8	3.1	0.5	6.4
Cash payments 2002	(2.5)	(1.6)	(0.5)	(4.6)
Non-cash draw-down 2002	—	(1.9)	—	(1.9)

Provision at December 31, 2002	1.2	7.6	—	8.8
Charges during 2003	1.8	1.6	—	3.4
Reversals during 2003	(0.2)	—	—	(0.2)
Cash payments 2003	(2.8)	(7.1)	—	(9.9)
Non-cash draw-down 2003	—	(0.7)	—	(0.7)

Provision at December 31, 2003	$—	$1.4	$—	$1.4

     Other

      During 2003, the Company recorded a reserve of approximately $0.6 million on notes receivable from a litigation settlement initially recorded in 1998. The reserve was provided because of a default on the quarterly payment due in March 2003. The Company intends to pursue legal action to regain its rights to the technology it had licensed, instead of pursuing further collection. Additionally, the Company recorded a benefit during of approximately $0.2 million for royalties earned on a divested product line and earned as part of a litigation settlement agreement. In 2003, the Company recorded a charge of approximately $0.5 million to write-off excess and unused equipment.

      During 2002, the Company recorded a net benefit of $0.7 million related to two litigation settlements. During 2002, the Company earned $0.3 million in royalties related to OLT precision alignment product line that was divested.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      During 2001, the Company recorded a benefit of $0.3 million related to royalties earned on the sale of the OLT precision alignment system product line. During the three months ended April 2, 1999, the Company recorded a provision of $19 million to accrue damages and legal fees, through to appeal, relating to the action against General Scanning, Inc., which was reflected as a reduction in the net assets acquired at the time of the March 22, 1999 merger. The Court of Appeals affirmed the judgment on April 18, 2001 and the Company paid approximately $15.3 million in May 2001 in satisfaction of the judgment and adjusted its accrual related to this litigation and recorded a benefit of $1.6 million when the litigation was settled.

11.	Commitments and Contingencies

     Operating leases

      The Company leases certain equipment and facilities under operating lease agreements that expire through 2106. The facility leases require the Company to pay real estate taxes and other operating costs. For the year ended December 31, 2003, lease expense was approximately $3.2 million (2002 — $3.5 million, 2001 — $5.6 million).

      The Company leased two facilities under operating lease agreements that expired in June 2003. At the end of the initial lease terms, these leases required the Company to renew the lease for a defined number of years at the fair market rental rate or purchase the properties at the fair market value. The lessor may have sold the facilities to a third party but the leases provided for a residual value guarantee by the Company of the first 85% of any loss the lessor may have incurred on its $19.1 million investment in the buildings. This would have become payable by the Company upon the termination of the transaction. In June 2003, the Company exercised its option to purchase the facilities for $18.9 million. There is no longer a residual value guarantee in connection with these leases. The lease agreement required, among other things, the Company to maintain specified quarterly financial ratios and conditions. As of March 29, 2002, the Company was in breach of the fixed charge coverage ratio, but on April 30, 2002, the Company entered into a security agreement with the Bank of Montreal (BMO) pursuant to which the Company deposited with BMO and pledged approximately $18.9 million as security in connection with the operating leases discussed above in exchange for a written waiver from BMO and BMO Global Capital Solutions for any Company defaults of or obligations to satisfy the specified financial covenants relating to the operating lease agreements until June 30, 2003. This item was included on the balance sheet in long-term investments at December 31, 2002 and was used to satisfy the purchase price of the buildings during June 2003. The properties were purchased for $18.9 million, but had an estimated fair market value of $12.5 million. Accruals that were recorded for these anticipated losses were used to offset the difference. The Farmington Hills, Michigan facility is included in property, plant and equipment and initially recorded at $6.1 million and the Maple Grove, Minnesota facility was initially included in other assets for $6.4 million, but was reclassified to property, plant and equipment effective December 31, 2003.

      Minimum lease payments under operating leases expiring subsequent to December 31, 2003 are:

2004	$3,214
2005	2,789
2006	1,983
2007	1,854
2008	1,088
Thereafter	16,950

Total minimum lease payments	$27,878

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      The Company has sublease agreements on certain leased facilities and will receive $2.2 million from 2004 to 2013.

     Recourse receivables

      In Japan, where it is customary to do so, the Company discounts certain customer notes receivable at a bank with recourse. The Company’s maximum exposure was $1.3 million at December 31, 2003 (2002 — $1.4 million). The book value of the recourse receivables approximates fair value. During 2003, the Company received cash proceeds relating to the discounted receivables of $2.9 million (2002 — $5.7 million). Recourse receivables are included in accounts receivable on the balance sheet.

Legal proceedings and disputes

      The Company’s French subsidiary is subject to a claim by a customer of its French subsidiary that a Laserdyne 890 system, which was delivered in 1999, had unresolved technical problems that resulted in the customer’s loss of revenue and profit, plus the costs to repair the machine. In May 2001, the Le Creusot commercial court determined that the Company had breached its obligations to the customer and that it should be liable for damages. An expert appointed by the Le Creusot commercial court had filed an initial report, which estimated the cost to repair the machine at approximately French Franc 0.8 million (or approximately US$0.2 million). In the third quarter of 2003, the Company was notified that the customer is seeking cost of repairs, damages and lost profits of Euro 1.9 million (approximately US$2.3 million). The Le Creusot commercial court is reviewing the amount requested by the customer. The Company intends to vigorously defend this action and any claim amount. The customer has not paid Euro 0.3 million (or approximately US$0.4 million) of the purchase price for the system, which the Company believes it may offset against any damages. The Company has fully reserved this receivable. At this time, it is not possible to estimate an amount that the Company may be required to pay regarding this action.

      In August 2003, the Company announced that it filed an action against Electro Scientific Industries, Inc. (ESI) of Portland, Oregon in the United States District Court for the Central District of California for patent infringement. The complaint alleges Electro Scientific is violating three GSI Lumonics’ patents: 6337462, 6181728 and 6573473. This patented technology is used in the Company’s laser systems for processing semiconductor devices. The Company seeks injunctive relief, an unspecified amount of damages, costs, and attorneys’ fees. On September 2, 2003, the Company filed a First Amended Complaint, which did not change the substantive allegations of patent infringement. By court order dated September 18, 2003, the case was transferred to the United States District Court for the Northern District of California. ESI filed its answer and counterclaim denying infringement and seeking a declaratory judgment that the patents are invalid. Pretrial discovery has not yet begun and no trial date has been set. At this time, it is not possible to estimate any recovery that the Company may receive from this action.

      As the Company has disclosed since 1994, a party has commenced legal proceedings in the United States against a number of United States manufacturing companies, including companies that have purchased systems from the Company. The plaintiff in the proceedings has alleged that certain equipment used by these manufacturers infringes patents claimed to be held by the plaintiff. While the Company is not a defendant in any of the proceedings, several of the Company’s customers have notified the Company that, if the party successfully pursues infringement claims against them, they may require the Company to indemnify them to the extent that any of their losses can be attributed to systems sold to them by the Company. Due to (i) the relatively small number of systems sold to any one of the Company’s customers involved in this litigation, (ii) the low probability of success by the plaintiff in securing judgment(s) against the Company’s customers and (iii) the existence of a countersuit that seeks to invalidate the patents that are the basis for the litigation, the Company does not believe that the outcome of any of these claims individually will have a material adverse effect upon the Company’s financial condition or results of operations. No assurances can be given,

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

however, that these or similar claims, if successful and taken in the aggregate would not have a material adverse effect upon the Company’s financial condition or results of operations.

      The Company is also subject to various legal proceedings and claims that arise in the ordinary course of business. The Company does not believe that the outcome of these claims will have a material adverse effect upon the Company’s financial conditions or results of operations but there can be no assurance that any such claims, or any similar claims, would not have a material adverse effect upon the Company’s financial condition or results of operations.

Guarantees

      In the normal course of our operations, we execute agreements that provide for indemnification and guarantees to counterparties in transactions such as business dispositions, the sale of assets, sale of products and operating leases. These indemnities and guarantees are routine and customary in the industry.

      These indemnification undertakings and guarantees may require us to compensate the counterparties for costs and losses incurred as a result of various events including breaches of representations and warranties, intellectual property right infringement, loss of or damages to property, environmental liabilities, changes in the interpretation of laws and regulations (including tax legislation) or as a result of litigation that may be suffered by the counterparties. Also, in the context of the sale of all or a part of a business, this includes the resolution of contingent liabilities of the disposed businesses or the reassessment of prior tax filings of the corporations carrying on the business.

      Certain indemnification undertakings can extend for an unlimited period and generally do not provide for any limit on the maximum potential amount. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount we could be required to pay counterparties as some agreements do not specify a maximum amount, although our standard terms and conditions limits exposure to the sales price of our products. Additionally, the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

      Historically, we have not made any significant payments under such indemnifications. At December 31, 2003, nothing has been accrued in the consolidated balance sheet with respect to these indemnification undertakings.

Risks and uncertainties

      The Company uses financial instruments that potentially subject it to concentrations of credit risk. Such instruments include cash equivalents, securities available-for-sale, trade receivables and financial instruments used in hedging activities. The Company does not believe it is exposed to any significant credit risk on these instruments.

      Due to the short term nature of the Company’s investments, the Company does not believe it is exposed to any significant interest rate risk.

      Certain of the components and materials included in the Company’s laser systems and optical products are currently obtained from single source suppliers. There can be no assurance that a disruption of this outside supply would not create substantial manufacturing delays and additional cost to the Company.

      There is no concentration of credit risk related to the Company’s position in trade accounts receivable. Credit risk, with respect to trade receivables, is minimized because of the diversification of the Company’s operations, as well as its large customer base and its geographical dispersion.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

      The Company’s operations involve a number of other risks and uncertainties including, but not limited to, the cyclicality of the semiconductor and electronics markets, the effects of general economics conditions, rapidly changing technology, and international operations.

12.	Financial instruments

Cash equivalents, short-term and long-term investments

      At December 31, 2003, the Company had $49.7 million invested in cash equivalents denominated in United States dollars with average maturity dates between January 2, 2004 and March 4, 2004. At December 31, 2002, the Company had $53.2 million invested in cash equivalents denominated in U.S. dollars with average maturity dates between January 2, 2003 and March 24, 2003. At December 31, 2003, cost approximates fair value.

      At December 31, 2003 the Company had $39.6 million in short-term investments and $3.1 million in long-term investments invested in United States dollars with maturity dates between January 6, 2004 and November 23, 2004. As discussed in Note 4 to the financial statements, $5.0 million of short-term investments are pledged as collateral for the Fleet pledge agreement at December 31, 2003. At December 31, 2002 the Company had $28.9 million in short-term investments and $37.3 million in long-term investments invested in U.S. dollars with maturity dates between January 6, 2003 and November 23, 2004. As discussed in Note 4 to the financial statements, $14.5 million of short-term investments are pledged as collateral for the Fleet and CIBC credit facilities at December 31, 2002 and $18.9 million of the long-term investments was pledged as security for the lease agreements with BMO as described in Note 11 above. Also, included in long-term investments at December 31, 2003 is a minority equity investment in a private United Kingdom company valued at $0.6 million that was purchased as part of the assets acquired in the Spectron acquisition. At December 31, 2003, cost approximates fair value.

Derivative financial instruments

      The following is a summary of the Company’s risk management strategies and the effect of these strategies on the Company’s consolidated financial statements.

      The Company uses foreign currency forward contracts and foreign currency swaps to fix the cash flow variable of local currency selling prices denominated in currencies other than the functional currency. Effective January 1, 2003, the Company removed the designation of all short-term hedge contracts from their corresponding hedge relationships. Accordingly, such contracts are recorded at fair value with changes in fair value recognized currently in income. Unrealized gains on the contracts where the underlying transaction has not occurred at January 1, 2003 will be recognized in the same periods as the underlying hedged transactions.

      At December 31, 2003, the Company had one long-term currency swap contract in exchange for yen valued at $8.7 million United States dollars with an aggregate fair value loss of $1.4 and a maturity date in December 2005. At December 31, 2002, the Company had eleven foreign exchange forward contracts to purchase $16.9 million U.S. dollars, of which $10.5 million is in exchange for yen and $6.4 million is in exchange for euros. The Company also had one long-term currency swap contract fair valued at $8.7 million U.S. dollars in exchange for yen. All contracts have an aggregate unrecognized fair value loss of $0.5 million after-tax maturing at varying dates in 2003. The ineffective portion of the derivative instruments totalled a combined loss of $0.3 million and is recorded in the consolidated statements of operations in foreign exchange gain (loss).

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

13.	Segment Information

General description

      During 2002, the Company changed the way it manages its business to reflect a growing focus on its three core businesses: components, lasers and laser systems. In classifying operational entities into a particular segment, the Company aggregated businesses with similar economic characteristics, products and services, production processes, customers and methods of distribution. Segment information for the 2001 year has been restated to conform to the current year’s presentation. There were no changes in the structure of the segments during 2003.

      The president and chief executive officer has been identified as the chief operating decision maker (“CODM”) in assessing the performance of the segments and the allocation of resources to the segments. The CODM evaluates financial performance based on measures of profit or loss from operations before income taxes excluding the impact of amortization of purchased intangibles, acquired in-process research and development, restructuring and other, gain (loss) on sale of assets and investments, interest income, interest expense, and foreign exchange transaction losses. Certain corporate-level operating expenses, including corporate marketing, finance, and administrative expenses, are not allocated to operating segments. Intersegment sales are based on negotiated prices between segments to approximate market prices. All intersegment profit, including any unrealized profit on ending inventories, is eliminated on consolidation. The accounting policies of the segments are the same as those described in note 1.

      The Company’s operations include three reportable operating segments: the Components segment (Components); the Laser segment (Laser Group); and the Laser Systems segment (Laser Systems).

Components Group

      The Company’s component products are designed and manufactured at our facilities in Billerica, Massachusetts, Moorpark, California, Poole, England, and Suzhou, China. The products are sold directly, or, in some territories, through distributors, to original equipment manufacturers, or OEMs. Products include optical scanners and subsystems used by OEMs for applications in materials processing, test and measurement, alignment, inspection, displays, imaging, graphics, vision, rapid prototyping, and medical use such as ophthalmology. The Components Group also manufactures printers for certain medical end products such as defibrillators, patient care monitors and cardiac pacemaker programmers, as well as film imaging subsystems for use in medical imaging systems. Under the trade name, WavePrecision, we also manufacture precision optics supplied to OEM customers for applications in the aerospace and semiconductor industries. In May 2003, the Company acquired the principal assets of the Encoder division of DRC, which was integrated into the manufacturing operations in our Billerica facility during the second and third quarters of 2003. With the acquisition of Westwind in December 2003, the Company expanded its line of technology enabling components to include high performance air bearing spindles, which are used in similar applications described above for our other component products. The components group’s major markets are medical, semiconductor and electronics, light industrial, automotive, and aerospace.

Laser Group

      The Company designs and manufactures a wide range of lasers at our Rugby, United Kingdom facility for sale in the merchant market to OEMs and both captive and merchant systems integrators. We also use some lasers in the Company’s own laser systems. The Laser Group also derives significant revenues from providing parts and technical support for lasers in its installed base at customer locations. These lasers are primarily used in material processing applications (cutting, welding and drilling) in light automotive, electronics, aerospace, medical and light industrial markets. The lasers are sold worldwide directly in North America and the United Kingdom, and through distributors in Europe, Japan, Asia Pacific and China. Sumitomo Heavy Industries (a

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

significant shareholder of the Company) is our distributor in Japan. Specifically, our pulsed and continuous wave Nd:YAG lasers are used in a variety of medical, light automotive and industrial applications. In addition to our continued development of our existing laser range, in May 2003 we acquired Spectron, a United Kingdom company, which specializes in the manufacture and sale of low power diode pumped and lamp pumped lasers, predominantly used in marking applications. This acquisition was successfully incorporated into the existing operations of the Laser Group site in Rugby during the second and third quarters of 2003.

Laser Systems Group

      The Company’s laser systems are designed and manufactured at our Wilmington, Massachusetts facility and are sold directly into our primary markets, through distributors in the secondary markets, to end users, such as semiconductor integrated device manufacturers and wafer processors as well as electronic component and assembly manufacturers. The Laser Systems Group also derives significant revenues from parts sales and servicing systems in its installed base at customer locations. System applications include laser repair to improve yields in the production of dynamic random access memory chips, or DRAMs, permanent marking systems for silicon wafers and individual dies for traceability and quality control, circuit processing systems for linear and mixed signal devices, as well as for certain passive electronic components, and printed circuit boards manufacturing systems for via hole drilling, solder paste inspection and component placement inspection.

Segments

      Information on reportable segments is as follows:

	Year Ended December 31,

	2003	2002	2001

Sales
Components	$73,762	$70,436	$88,689
Laser Group	33,412	23,748	39,119
Laser Systems	82,687	65,906	123,969
Intersegment sales elimination	(4,300)	(1,020)	(3,873)

Total	$185,561	$159,070	$247,904

Profit (loss) from operations before income taxes
Components	$15,665	$16,763	$18,603
Laser Group	1,071	(5,010)	4,425
Laser Systems	8,042	(18,732)	(23,712)

Total by segment	24,778	(6,979)	(684)
Unallocated amounts:
Corporate expenses	19,667	20,275	12,620
Amortization of purchased intangibles	1,590	1,251	1,139
Restructuring	3,228	6,448	2,930
Other	831	(1,021)	(1,907)

Loss from operations	$(538)	$(33,932)	$(15,466)

      The CODM does not review asset information on a segmented basis and the Company does not maintain assets on a segmented basis, therefore a breakdown of assets by segments is not included.

GSI LUMONICS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN GAAP — (Continued)

Geographic segment information

      The Company attributes revenues to geographic areas on the basis of the bill to customer location. Not infrequently, equipment is sold to large international companies, which may be headquartered in Asia-Pacific, but the sales of our systems are billed and shipped to locations in the United States. These sales are therefore reflected in United States totals in the table below. Long-lived assets are attributed to geographic areas in which Company assets reside. Long-lived assets, which include property, plant and equipment and intangibles, but exclude other assets, long-term investments and deferred tax assets, are attributed to geographic areas in which Company assets reside.

	Year Ended December 31,

	2003		2002		2001

Revenues from external customers:
USA	$91,734	49%	$94,654	59%	$119,321	48%
Canada	1,610	1%	1,883	1%	11,410	5%
Europe	27,476	15%	25,804	16%	50,745	20%
Japan	36,057	19%	23,460	15%	40,956	17%
Latin and South America	1,070	1%	1,249	1%	852	0%
Asia-Pacific, other	27,614	15%	12,020	8%	24,620	10%

Total	$185,561	100%	$159,070	100%	$247,904	100%

	As at December 31,

	2003	2002

Long-lived assets and goodwill:
USA	$30,816	$19,364
Canada	2,931	6,625
Europe	40,741	11,540
Japan	799	618
Asia-Pacific, other	433	136

Total	$75,720	$38,283

15.	Research and Development

      Research and development expenses are net of investment tax credits and other assistance of nil (2002 — nil; 2001 — $0.7).